UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: February 28, 2003

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay		
Suite 4200		**77002**
Houston, Texas		(Zip code)
(Address of principal executive offices)		

713/651-7000
(Registrant's telephone number, including area code)

EOG RESOURCES, INC.

Item 9. Regulation FD Disclosure

I. First Quarter and Full Year 2003 Forecast

The forecast items for the first quarter and full year 2003 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of this document.

Estimates are provided in the attached table which is incorporated by reference herein.

II. 2003 Natural Gas and Crude Oil Financial Price Swap and Natural Gas Financial Collar Contracts

With the objective of enhancing the certainty of future revenues, from time to time EOG enters into NYMEX-related financial commodity price swap and collar contracts. Over and above these financial transactions, EOG occasionally enters into various physical commodity contracts. The impact resulting from these various physical commodity contracts is included in natural gas revenues and impact the average realized natural gas prices. Guidance is provided in the attached table.

Presented below is a summary of EOG's 2003 natural gas and crude oil financial price swap contracts and natural gas financial collar contracts as of February 28, 2003. These contracts remain unchanged from EOG's Current Report on Form 8-K filed February 3, 2003. EOG accounts for these price swap and collar contracts using the mark-to-market accounting method. EOG has no contracts in place beyond 2003.

(a) Natural Gas Financial Price Swap Contracts

	Average Price ($/MMBtu)	Volume (MMBtud)
March (closed)	$5.19	100,000
April	$4.96	100,000
May	$4.82	100,000
June	$4.77	100,000
July	$4.77	100,000
August	$4.77	100,000
September	$4.74	100,000
October	$4.74	100,000

(b) Crude Oil Financial Price Swap Contracts

	Average Price ($/Bbl)	Volume (Bbld)
January (closed)	$27.34	2,000
February	$26.91	2,000
March	$27.96	4,000
April	$27.77	5,000
May	$27.04	5,000
June	$26.43	5,000
July	$25.90	5,000
August	$25.49	5,000
September	$25.19	5,000
October	$24.90	5,000
November	$24.70	5,000
December	$24.47	5,000

(c) Natural Gas Financial Collar Contracts - Presented below are EOG's 2003 natural gas financial collar contracts and their respective volumes, with floor and ceiling prices expressed in $/MMBtu.

	10,000 MMBtud		15,000 MMBtud		25,000 MMBtud	
	Floor Price	Ceiling Price	Floor Price	Ceiling Price	Floor Price	Ceiling Price
February (closed)	$4.22	$6.22	$4.30	$6.30	$4.19	$5.05
March (closed)	$4.15	$6.15	$4.20	$6.20	$4.08	$5.00
April	$4.01	$6.01	$4.02	$6.03	$3.88	$4.80
May	$3.92	$5.92	$3.88	$5.89	$3.78	$4.70
June	$3.89	$5.89	$3.89	$5.90	$3.78	$4.70
July	$3.91	$5.91	$3.89	$5.90	$3.79	$4.73
August	$3.91	$5.91	$3.91	$5.91	$3.79	$4.73
September	$3.89	$5.89	$3.87	$5.87	$3.77	$4.73
October	$3.90	$5.90	$3.87	$5.87	$3.77	$4.73
November	$4.04	$6.04	$4.02	$6.03	$3.91	$4.90
December	$4.18	$6.18	$4.15	$6.16	$4.04	$5.05

	25,000 MMBtud		50,000 MMBtud	
	Floor Price	Ceiling Price	Floor Price	Ceiling Price
January (closed)	-	-	$3.87	$6.09
February (closed)	$4.22	$6.08	$3.76	$5.98
March (closed)	$4.15	$6.01	$3.61	$5.83
April	$4.01	$5.87	$3.59	$4.97
May	$3.92	$5.78	$3.54	$4.92
June	$3.89	$5.75	$3.56	$4.94
July	$3.91	$5.77	$3.59	$4.97
August	$3.91	$5.77	$3.60	$4.98
September	$3.89	$5.75	$3.60	$4.98
October	$3.90	$5.76	$3.60	$4.98
November	$4.04	$5.90	$3.77	$5.15
December	$4.18	$6.04	$3.92	$5.30

Mark-to-Market Line Item on the Income Statement

Based on current commodity prices, and under the mark-to-market accounting method, EOG anticipates its entire portfolio of financial price swaps and collar transactions would result in a loss for the mark-to-market line item for the first quarter 2003 including first quarter cash outflows and the current "out-of-the-money" mark-to-market of contracts in place for the balance of the year. This line item, which can be approximated using the data above and prices for closed and open NYMEX contracts at any time, would include not only actual first quarter cash outflows, but also the gains or losses resulting from the changes in mark-to-market values at the beginning and end of the first quarter for contracts in place for the balance of the year described above. This mark-to-market computation is very sensitive to prices (can move up or down) and will largely be determined by closing NYMEX prices at March 31, 2003, which could differ significantly from those of the current market place. The actual mark-to-market results and cash outflow amounts for the first quarter are expected to be released shortly after the quarter ends in a subsequent Current Report on Form 8-K filing by EOG.

III. Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products and interest rates; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; political developments around the world, including terrorist activities and responses to terrorist activities; acts of war; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Definitions

$/Bbl	US Dollars per barrel
$/Mcf	US Dollars per thousand cubic feet
$/Mcfe	US Dollars per thousand cubic feet equivalent
$/MMBtu	US Dollars per million British thermal units
$MM	US Dollars in millions
Bbld	Barrels per day
Mbd	Thousand barrels per day
MM	Millions
MMBtud	Million British thermal units per day
MMcfd	Million cubic feet per day
NYMEX	New York Mercantile Exchange
WTI	West Texas Intermediate

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.

Date: February 28, 2003

By: /s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Vice President, Accounting
and Land Administration
(Principal Accounting Officer)

EOG Resources, Inc.
Estimated Ranges
(See text for additional information)

		1Q 2003			Full Year 2003		
Daily Production							
Natural Gas (MMcfd)							
US		635	-	650	640	-	670
Canada		155	-	165	155	-	175
Trinidad		150	-	160	140	-	160
Total		940	-	975	935	-	1,005
Crude Oil (Mbd)							
US		17.0	-	19.0	17.7	-	18.7
Canada		1.7	-	2.2	1.7	-	2.2
Trinidad		2.3	-	2.8	2.3	-	2.8
Total		21.0	-	24.0	21.7	-	23.7
Natural Gas Liquids (Mbd)							
US		2.0	-	2.6	1.7	-	2.8
Canada		0.5	-	1.0	0.5	-	1.0
Total		2.5	-	3.6	2.2	-	3.8
Operating Costs							
Unit Costs ($/Mcfe)							
Lease and Well		$0.45	-	$0.47	$0.45	-	$0.48
Depreciation, Depletion and Amortization		$0.98	-	$1.02	$0.98	-	$1.02
Expenses ($MM)							
Exploration, Dry Hole and Impairment		40.0	-	55.0	180.0	-	220.0
General and Administrative		22.0	-	26.0	95.0	-	105.0
Capitalized Interest		2.0	-	2.2	8.0	-	8.5
Net Interest		14.0	-	15.0	50.0	-	60.0
Cumulative After-Tax Loss for Change in Accounting Principle ($MM)			≈	6.5		≈	6.5
Taxes Other than Income (% of Revenue)		5.9	-	6.2	5.7	-	6.2
Taxes							
Effective Rate		32%	-	37%	32%	-	37%
Deferred Ratio		50%	-	70%	50%	-	70%
Preferred Dividends ($MM)		2.5	-	3.0	11.0	-	11.5
Shares Outstanding (MM) at December 31, 2002							
Basic	114.4						
Fully Diluted (based on stock price of $39.92)	116.4						
Capital Expenditures Excluding Acquisitions ($MM) - FY 2003					800	-	950
Pricing							
Natural Gas ($/Mcf)							
Differentials (include the effect of physical contracts)							
United States - below NYMEX Henry Hub		$0.45	-	$0.55	$0.30	-	$0.50
Canada - below NYMEX Henry Hub		$1.50	-	$2.00	$0.80	-	$1.20
Realizations							
Trinidad		$1.15	-	$1.25	$1.15	-	$1.25
Crude Oil ($/Bbl)							
Differentials							
US - below WTI		$1.00	-	$1.50	$1.25	-	$1.75
Canada - below WTI		$4.00	-	$5.50	$4.50	-	$6.50
Trinidad - below WTI		$2.75	-	$3.75	$2.50	-	$5.00